UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-33752
MERIX CORPORATION
(Exact name of registrant as specified in its charter)
15725 SW Greystone Court, Suite 200
Beaverton, Oregon 97006
(503) 716-3700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock
4% Senior Subordinated Notes due 2013
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☑

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☑

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:

Common Stock	1 Holder
4% Senior Subordinated Notes due 2013	5 Holders

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Merix Corporation has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: March 24, 2010

MERIX CORPORATION
By:	/s/ Gerald G. Sax
Gerald G. Sax
Chief Financial Officer